SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a).

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

America’s Car-Mart, Inc.
(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

228359-10-5

(CUSIP Number)

Terry Ferraro Schwartz, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, N.E.
Suite 3100
Atlanta, Georgia 30309-3592
(404) 815-3731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     *     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

Page 1 of 4 Pages

CUSIP No. 228359-10-5	13D	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
Edward R. McMurphy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF and OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7.	SOLE VOTING POWER
NUMBER OF		934,540
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		934,540

	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
934,540

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14.	TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

AMERICA’S CAR-MART, INC.

AMENDMENT No. 7 to SCHEDULE 13D FILED BY
EDWARD R. McMURPHY

     This filing constitutes Amendment No. 7 to the Schedule 13D filed by Edward R. McMurphy with respect to the $.01 par value common stock of America’s Car-Mart, Inc. (formerly Crown Group, Inc.) (the “Company”). Since the filing of Amendment No. 6 to this Schedule 13D, Mr. McMurphy has sold and gifted shares of the Company’s common stock, and the Company has repurchased shares. The following items of Schedule 13D are hereby amended:

Item 4. Purpose of Transaction.

     Mr. McMurphy holds all shares of the Company’s common stock beneficially owned by him for investment purposes. On September 25, 2002, Mr. McMurphy’s term as Chairman and a director of the Company expired, and he is not presently an officer, director or employee of the Company. Mr. McMurphy has no present plans to acquire any additional shares of the Company’s common stock.

Item 5. Interest in the Securities of the Issuer.

(a)	Mr. McMurphy beneficially owns in the aggregate 934,540 shares, or approximately 12.2% of the outstanding shares of the Company (based on the 7,021,744 shares outstanding on September 10, 2002), including 625,000 shares subject to presently exercisable stock options.

(b)	Mr. McMurphy possesses sole voting and investment powers with respect to all shares beneficially owned by him.

(c)	The following table provides information regarding all transactions by Mr. McMurphy in the Company’s common stock during the past 60 days (all sales were effected through open market transactions):

Date	Transaction	Price	Number of Shares

9/10/02	Sale	$13.75	5,000
9/10/02	Sale	$13.20	5,000
9/11/02	Sale	$14.65	5,000
9/11/02	Sale	$14.50	2,500
9/19/02	Gift	N/A	5,000
9/23/02	Sale	$12.875	1,600
10/8/02	Gift	N/A	500
10/11/02	Sale	$10.22	5,900
10/18/02	Sale	$10.868	17,000
10/21/02	Sale	$10.95	20,000

Page 3 of 4 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 7, 2002	/s/ Edward R. McMurphy

Edward R. McMurphy

Page 4 of 4 Pages